Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – FOR THE THREE AND SIX - MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND AUGUST 31, 2016

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (referred to in this MD&A as “Acasti”, “the Corporation”,” we”, “us” and “our”) as at September 30, 2017 and for the three and six-month periods then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three and six-month periods ended September 30, 2017 and August 31, 2016.

In this MD&A, financial information is for the three and six-month periods ended September 30, 2017 and August 31, 2016 and is based on the interim financial statements of the Corporation, which were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim financial statements as those disclosed in note 3 of its most recent annual financial statements. In accordance with its mandate, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on November 13, 2017. Disclosure contained in this document is current to that date, unless otherwise noted. Note that there have been no significant changes to the “Use of estimates and measurement uncertainty”, “Critical Accounting Policies”, and “Financial instruments” in comparison to those disclosed in the Corporation’s MD&A for the thirteen-month period ended March 31, 2017, filed with securities regulatory authorities on June 6, 2017. Readers should carefully review and consider the risks and uncertainties described in the Corporation’s filings with securities regulators, as well as in its Annual Report on Form 20-F filed with securities regulatory authorities on June 27, 2017. The Corporation’s financial results are published in Canadian dollars. All amounts disclosed in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information about the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

The Class A shares of the Corporation (“Common Shares”) are listed for trading on the TSX Venture Exchange and on the NASDAQ Capital Market exchange under the ticker symbol “ACST”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our name, logo and website names and addresses are our service marks or trademarks. CaPre® and the phrase “BREAKING DOWN THE WALLS OF CHOLESTEROL” are our registered trademarks. The other trademarks, trade names and service marks appearing in this MD&A are the property of their respective owners. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this MD&A are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

Forward-Looking Statements

This MD&A contains certain information that may be forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “could” “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:

•	Acasti’s ability to conduct all required clinical and nonclinical trials for CaPre, including the timing and results of those clinical trials;

•	Acasti’s strategy, future operations, prospects and the plans of its management;

•	the design, regulatory plan, timeline, costs and results of Acasti’s clinical and nonclinical trials for CaPre;

•	the timing and outcome of Acasti’s meetings and discussions with the U.S. Food and Drug Administration (“FDA”);

•	Acasti’s planned regulatory filings for CaPre, and their timing;

•	Acasti’s expectation that its Bridging Study (as defined below) results will support its plan to get authorization from the FDA to use its 505(b)(2) pathway with new chemical entity (“NCE”) status towards a New Drug Application (“NDA”) approval in the United States;

•	the timing and results from two competitor outcomes studies in patients with high triglycerides (“TGs”) (blood levels between 200 – 499 mg/dL);

•	the potential benefits and risks of CaPre as compared to other products in the pharmaceutical, medical food and natural health products markets;

•	Acasti’s anticipated marketing advantages and product differentiation of CaPre and its potential to become the best-in-class omega-3 (“OM3”) compound for the treatment of severe HTG (very high blood levels of TGs over 500 mg/dL);

•	Acasti’s estimates of the size of the potential market for CaPre, unmet medical needs in that market, the potential for market expansion, and the rate and degree of market acceptance of CaPre if it reaches commercialization, and its ability to serve that market;

•	the potential to expand CaPre’s indication for the treatment of high TGs;

•	the degree to which physicians would switch their patients to a product with CaPre’s target product profile;

•	Acasti’s strategy and ability to develop, commercialize and distribute CaPre in the United States and elsewhere;

•	the manufacturing scale-up of CaPre and the related timing;

•	Acasti’s intention and ability to strengthen its patent portfolio and other means of protecting its intellectual property rights;

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	the availability, consistency and sources of Acasti’s raw materials, including krill oil;

•	Acasti’s expectation to be able to rely on third parties to manufacture CaPre whose manufacturing processes and facilities are in compliance with current good manufacturing practices (“cGMP”);

•	the potential for OM3s in other cardiovascular medicine (“CVM”) indications;

•	Acasti’s intention to pursue development and/or distribution partnerships to support the development and commercialization of CaPre, and to pursue strategic opportunities to provide Acasti with capital and market access;

•	Acasti’s need for additional financing and its estimates regarding its future financing and capital requirements;

•	Acasti’s expectation regarding its financial performance, including its revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources and capital expenditures, and its access to additional capital; and

•	Acasti’s projected capital requirements to fund its anticipated expenses, including its research and development and general and administrative expenses.

Although the forward-looking information in this MD&A is based upon what we believe are reasonable assumptions, you should not place undue reliance on that forward-looking information since actual results may vary materially from it. Important assumptions by Acasti when making forward-looking statements include, among other things, assumptions by it that:

•	Acasti successfully and timely completes all required clinical and nonclinical trials necessary for regulatory approval of CaPre;

•	Acasti successfully enrolls patients in its Phase 3 program;

•	the timeline and costs for Acasti’s clinical programs are not materially underestimated or affected by unforeseen circumstances;

•	CaPre is safe and effective;

•	the FDA confirms its 505(b)(2) regulatory pathway with NCE status towards NDA approval for CaPre in the United States and Acasti finalizes the protocols for its Phase 3 program for CaPre within its anticipated timeframe;

•	outcome study data from two of Acasti’s competitors in high TG patients is positive;

•	Acasti obtains and maintains regulatory approval for CaPre on a timely basis;

•	Acasti is able to attract, hire and retain key management and skilled scientific personnel;

•	third parties provide their services to Acasti on a timely and effective basis;

•	Acasti is able to obtain its required supply of raw materials, including krill oil;

•	Acasti is able to attain its targeted cost of goods sold (“COGs”) and levels of insurance reimbursement for CaPre;

•	Acasti is able to find and retain a third-party to manufacture CaPre in compliance with cGMP;

•	Acasti is able to secure distribution arrangements for CaPre, if it reaches commercialization;

•	Acasti is able to manage its future growth effectively;

•	Acasti is able to gain acceptance of CaPre in its markets and is able to serve those markets;

•	Acasti’s patent portfolio is sufficient and valid;

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	Acasti is able to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties;

•	The impact is minimal, if any at all, to Acasti as a result of Neptune Technologies & Bioressources Inc.’s (“Neptune”) recent sale of its krill oil inventory and intellectual property to Aker BioMarine Antarctic AS (“Aker”);

•	Acasti is able to take advantage of business opportunities in the pharmaceutical industry and receive strategic partner support;

•	Acasti is able to continue as a going concern;

•	Acasti is able to obtain additional capital and financing, as needed, on acceptable terms;

•	there is no significant increase in competition for CaPre from other companies in the pharmaceutical, medical food and natural health product industries;

•	CaPre would be viewed favorably by payers at launch and receive appropriate healthcare reimbursement;

•	market data and reports reviewed and used by Acasti are accurate;

•	there are no changes in relevant laws or regulations that adversely affect Acasti; and

•	Acasti faces no product liability lawsuits and other proceedings, or any such matters, if they arise, are satisfactorily resolved.

In addition, the forward-looking information in this MD&A is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond Acasti’s control, that could cause its actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, among others:

•	risks related to timing and possible difficulties, delays or failures in Acasti’s Phase 3 program for CaPre;

•	pre-clinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of CaPre;

•	Acasti may fail to achieve its publicly announced milestones on time;

•	outcome study data from two of Acasti’s competitors in high TG patients may be negative, which could also negatively affect the market perception of CaPre;

•	there may be difficulties, delays, or failures in obtaining health care reimbursements for CaPre;

•	the market opportunity for, and demand and market acceptance of, CaPre may not be as strong as we anticipate;

•	Acasti has significant additional future capital needs and may not be able to raise additional financing required to fund further research and development, clinical studies, obtain regulatory approvals, and meet ongoing capital requirements to continue its current operations on commercially acceptable terms or at all;

•	CaPre may not prove to be as safe and effective or as potent as we currently believe;

•	Acasti’s Phase 3 program for CaPre may not produce positive results;

•	Acasti’s anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all;

•	the FDA could reject Acasti’s 505(b)(2) regulatory pathway;

•	Acasti may encounter difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials or to market CaPre;

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	Acasti may need to conduct additional future clinical trials for CaPre, the occurrence and success of which cannot be assured;

•	CaPre may have unknown side effects;

•	the FDA may refuse to approve CaPre, or place restrictions on Acasti’s ability to commercialize CaPre;

•	CaPre could be subject to extensive post-market obligations and continued regulatory review, which may result in significant additional expense and affect sales, marketing and profitability;

•	Acasti may encounter difficulties in completing the development and commercialization of CaPre;

•	third parties Acasti will rely upon to conduct its Phase 3 program for CaPre may not effectively fulfill their obligations to Acasti, including complying with FDA requirements;

•	recently enacted and future laws may increase the difficulty and cost for Acasti to obtain marketing approval of and commercialize CaPre and affect the prices it can charge;

•	new laws, regulatory requirements, and the continuing efforts of governmental and third-party payers to contain or reduce the costs of healthcare through various means could adversely affect Acasti’s business;

•	third parties Acasti will rely upon to conduct its Phase 3 program for CaPre may not effectively fulfill their obligations to Acasti, including complying with FDA requirements;

•	there may not be an adequate supply of raw materials, including krill oil, in sufficient quantities and quality to produce CaPre under cGMP standards;

•	Neptune has significant influence with respect to matters submitted to Acasti’s shareholders for approval and Neptune’s interest may not align with those of us or our other shareholders;

•	Acasti may not be able to meet applicable regulatory standards for the manufacture of CaPre or scale-up its manufacturing successfully;

•	Acasti may not be able to produce future clinical batches, if needed, and commercial batches of CaPre in a timely manner or at all;

•	as a company, Acasti currently has limited sales, marketing and distribution personnel;

•	Acasti’s patent applications may not result in issued patents, its issued patents may be circumvented or challenged and ultimately struck down, and Acasti may not be able to successfully protect its trade secrets or other confidential proprietary information;

•	Acasti may face claims of infringement of third party intellectual property and other proprietary rights;

•	Acasti sublicenses intellectual property that has been recently sold by Neptune to Aker (and then licensed by Aker back to Neptune). Although Acasti’s license agreement with Neptune remains in place, its rights under the sublicense agreement are subject to the continued term of the license between Neptune and Aker;

•	Acasti may face product liability claims and product recalls;

•	Acasti faces intense competition from other companies in the pharmaceutical, medical food and natural health product industries;

•	Acasti has a history of negative operating cash flow and may never become profitable or be able to sustain profitability;

•	Acasti’s targeted COGs and levels of insurance reimbursement for CaPre may not be commercially viable in all global markets;

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	Acasti may acquire businesses or products or form strategic partnerships in the future that may not be successful;

•	Acasti may be unable to secure development and/or distribution partnerships to support the development and commercialization of CaPre, provide development capital, or market access;

•	Acasti relies on key management and skilled scientific personnel; and

•	general changes in economic and capital market conditions could adversely affect Acasti.

Consequently, all of the forward-looking information in this MD&A is qualified by this cautionary statement. There can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations that is anticipated by the Corporation. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses multiple financial measures for the review of its operating performance. These measures are generally IFRS financial measures, but one adjusted financial measure, Non-IFRS operating loss, is also used to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure, in addition to the IFRS financial measures, for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors and to plan and forecast future periods as well as to make operational and strategic decisions. The Corporation believes that providing this Non-IFRS information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in its operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Acasti’s method for calculating Non-IFRS operating loss may differ from that used by other corporations.

Acasti calculates its Non-IFRS operating loss measurement by adding to net loss finance expenses, depreciation and amortization and impairment loss, change in fair value of derivative warrant liabilities, stock-based compensation and by subtracting finance income and deferred tax recovery. Items that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/expenses include foreign exchange gain (loss). Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

A reconciliation of net loss to Non-IFRS operating loss is presented later in this MD&A.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Business Overview

We are a biopharmaceutical innovator focused on the research, development and commercialization of prescription drugs using omega-3 (“OM3”) fatty acids derived from krill oil. OM3 fatty acids have extensive clinical evidence of safety and efficacy in lowering TGs in patients with hypertriglyceridemia (“HTG”). Our lead product candidate is CaPre, an OM3 phospholipid, which we are developing initially for the treatment of severe HTG, a condition characterized by very high levels of TGs in the bloodstream (≥ 500 mg/dL). Market research commissioned by us1 from DP Analytics in 2016 suggests there is a significant unmet medical need for an effective, safe and well-absorbing OM3 therapeutic that demonstrates a positive impact on the major blood lipids associated with cardiovascular disease risk. We believe that, if supported by our Phase 3 program in the United States, which we initiated during the second half of 2017 and for which we plan to start clinical site activation by the end of 2017, CaPre will address this unmet medical need. We also believe the potential exists to expand CaPre’s initial indication to patients with high TGs (200 – 499 mg/dL), although at least one additional clinical trial would likely be required to expand CaPre’s indications to this segment. We may seek to identify new potential indications for CaPre that may be appropriate for future studies and pipeline expansion. In addition, we may also seek to in-license other cardiometabolic drug candidates for drug development and commercialization.

In four clinical trials conducted to date, we saw the following beneficial effects with CaPre, and we are seeking to demonstrate similar results in our Phase 3 program:

•	significant reduction of TGs and non-high-density lipoprotein cholesterol (non-HDL-C) levels in the blood of patients with mild to severe HTG;
•	no deleterious effect on low-density lipoprotein cholesterol (“LDL-C”), or “bad” cholesterol, with the potential to reduce LDL-C;
•	potential to increase high-density lipoprotein cholesterol (“HDL-C”), or “good” cholesterol;
•	good bioavailability (absorption by the body), even under fasting conditions;
•	no significant food effect (meaning minimal difference in absorption) when taken with low-fat or high-fat meals; and
•	an overall safety profile similar to that demonstrated by currently marketed OM3s.

We believe that these features could set CaPre apart from current FDA-approved OM3 treatment options, and could give us a significant clinical and marketing advantage.

CaPre is a krill oil-derived mixture containing polyunsaturated fatty acids (“PUFAs”), primarily composed of OM3 fatty acids, principally EPA and docosahexaenoic acid (“DHA”). EPA and DHA are well known to be beneficial for human health, and according to numerous recent clinical studies, may promote healthy heart, brain and visual function2, and may also contribute to reducing inflammation and blood TGs3. Krill is a natural source of phospholipids and OM3 fatty acids. The EPA and DHA contained in CaPre are delivered as a combination of OM3s as free fatty acids and OM3s bound to phospholipid esters, allowing these PUFAs to reach the small intestine where they undergo rapid absorption and transformation into complex fat molecules that are required for lipid transport in the bloodstream. We believe that EPA and DHA are more efficiently transported by phospholipids sourced from krill oil than the EPA and DHA contained in fish oil that are transported either by TGs (as in dietary supplements) or as ethyl esters in other prescription OM3 drugs (such as LOVAZA and VASCEPA), which must then undergo additional digestion before they are ready for transport into the bloodstream. The digestion and absorption of OM3 ethyl ester drugs requires a particular enzymatic process that is highly dependent on the fat content of a meal – the higher the fat content, the better the OM3 ethyl ester absorption. High fat content meals are not recommended in patients with HTG. We believe that CaPre’s superior absorption profile could represent a significant clinical advantage, since taking it with a low-fat meal represents a more realistic regimen for patients with HTG who must follow a restricted low-fat diet.

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1 Primary qualitative market research study with Key Opinion Leaders (KOLs), High Volume Prescribers (HVPs) and Pharmacy commissioned by Acasti in August 2016 by DP Analytics, A Division of Destum Partners, a market research firm (the Destum Market Research).

2 Kwantes and Grundmann, Journal of Dietary Supplements, 2014.

3 Ulven and Holven, Vascular health and risk management, 2015.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

CaPre is intended to be used as a therapy combined with positive lifestyle changes, such as a healthy diet, and to be administered either alone or with other drug treatment regimens such as statins (a class of drug used to reduce LDL-C). CaPre is intended to be taken orally once or twice per day in capsule form.

According to the American Heart Association, the prevalence of HTG in the United States and globally correlates to the aging of the population and the increasing incidence of obesity and diabetes. The American Heart Association has estimated that one-third of adults in the United States have elevated levels of TGs (TGs >150 mg/dL), including approximately 36 million people diagnosed with high TGs, and 3 to 4 million people diagnosed with severe HTG4,5. Moreover, according to Ford et al., in a study conducted between 1999 and 2004, 18% of adults in the United States, corresponding to approximately 40 million people5, had elevated TG levels equal to or greater than 200 mg/dl6, of which only 3.6% were treated specifically with TG-lowering medication6,7. We believe this data indicates there is a large underserved market opportunity for CaPre.

In 2015, CaPre’s target market in the United States for treatment of HTG was estimated by IMS NSP Audit data to be approximately US$750 million, with approximately 5 million prescriptions written annually over the prior four years8. The total global market for treatment of HTG was estimated by GOED Proprietary Research in 2015 to be approximately US$2.3 billion9. Currently, all marketed OM3 products are approved by the FDA only for patients with severe HTG. We believe there is the potential to greatly expand the treatable market in the United States to the approximately 36 million people with high TGs, assuming favorable results from the cardiovascular (“CV”) outcome studies that are currently ongoing. These CV outcome trials are expected to report in mid-2018 (the REDUCE-IT trial sponsored by Amarin) and 2019 (the STRENGTH trial sponsored by AstraZeneca) and are designed to evaluate the long-term benefit of lowering TGs on cardiovascular risks with prescription drugs containing OM3 fatty acids. If these trials are successful, additional clinical trials would likely be required for CaPre to also expand its label claims to the high TGs segment. Given the large portion of the adult population in the United States that have elevated levels of TGs but who go largely untreated, we believe there is the potential for a very significant increase in the total number of patients eligible for treatment if the CV outcome trials are positive.

CaPre is being developed by us initially for the treatment of patients with severe HTG. In two Phase 2 clinical trials conducted by us in Canada (our COLT and TRIFECTA trials), CaPre was found to be safe and well-tolerated at all doses tested, with no serious adverse events that were considered treatment-related. Among the reported adverse events with an occurrence of greater than 2% of subjects and greater than placebo, only diarrhea had an incidence of 2.3%.

In both Phase 2 clinical trials, CaPre significantly lowered TGs in patients with mild to severe HTG. Importantly, in these studies, CaPre also demonstrated no deleterious effect on LDL-C (unlike LOVAZA and EPANOVA, which have been shown to significantly increase LDL-C in patients with severe HTG). Further, our Phase 2 data indicated that CaPre may actually reduce LDL-C. LDL-C is undesirable because it accumulates in the walls of blood vessels, where it can cause blockages (atherosclerosis). In the Phase 2 trials, CaPre also reduced non-HDL-C (all cholesterol contained in the bloodstream except HDL-C), which is also considered to be a marker of cardiovascular disease. The COLT trial data showed a mean increase of 7.7% in HDL-C with CaPre at 4 grams per day (p=0.07). Further studies in our Phase 3 program are required to demonstrate CaPre’s statistical significance with HDL-C.

We believe that these potential multiple cardiovascular benefits, if confirmed in our Phase 3 program, could be significant differentiators for CaPre in the marketplace, as no currently approved OM3 drug has shown an ability to positively modulate these four major blood lipid categories (TGs, non-HDL-C, LDL-C and HDL-C) in the treatment of severe HTG. We also believe that if supported by additional clinical trials, CaPre has the potential to become a best-in-class OM3 compound for the treatment of patients with high TGs.

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4 Miller et al. Circulation, 2011.

5 Maki et al. J. Clin. Lipid, 2012

6 Ford et al, Archives of Internal Medicine, 2009.

7 Christian et al., Am. J. Cardiology, 2011.

8 IMS NSP Audit data, December 2015 for US.

9 GOED Proprietary Research; Global EPA and DHA Pharmaceutical Spending by Region, 2015.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Under a license agreement we entered into with Neptune in August 2008, which we refer to as the License Agreement, we received an exclusive license to use Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical and medical food applications. The License Agreement confers to us “freedom-to-operate” in order to develop and commercialize CaPre and our novel and active pharmaceutical ingredients, (“APIs”) for the prescription drug and medical food markets. We entered into the License Agreement with Neptune in order to allow us to develop and commercialize CaPre until these Neptune patents expire. Upon the expiry of the last-to-expire licensed Neptune patents in 2022, and the concurrent expiry of our License Agreement with Neptune, we believe that CaPre will be fully covered under our own issued and pending patents, and we do not believe that we will afterwards require any license from Neptune or any other third parties to support the commercialization of CaPre.

As a result of a royalty prepayment transaction we entered into with Neptune on December 4, 2012, we are no longer required to pay any royalties to Neptune under the License Agreement during its term for the use of the licensed intellectual property. The License Agreement expires on the date of the last to expire patent, which is in 2022.

On August 8, 2017, Neptune announced that it sold its krill oil inventory and intellectual property to Aker. Aker then licensed the intellectual property back to Neptune. The License Agreement between us and Neptune remains in place and unchanged.

In addition to the License Agreement, we continue to expand our own intellectual property (“IP”) portfolio and patents. We have now filed patent applications in 24 jurisdictions, including Europe, North America, Asia and Australia for our “Concentrated Therapeutic Phospholipid Composition” to treat HTG, and we currently have 20 issued or allowed patents and 15 patent applications pending. During the three-month period ended June 30, 2017, additional patents were granted to us by the Taiwanese and Australian patent offices to protect both composition of matter and methods of treatment. The last to expire of our patents is valid until 2031.

We believe these patents increase potential commercial opportunities for CaPre, including through possible licensing and partnership opportunities. We are committed to building a global portfolio of patents to ensure long-lasting and comprehensive intellectual property protection and to safeguard potentially valuable market expansion opportunities.

CaPre - Clinical Trials Overview and Update

TRIFECTA and COLT Phase 2 Trials

In two Phase 2 clinical trials conducted by us in Canada (our COLT and TRIFECTA trials), CaPre was found to be safe and well-tolerated at all doses tested, with no serious adverse events that were considered treatment-related. Among the reported adverse events with an occurrence of greater than 2% of subjects and greater than placebo, only diarrhea had an incidence of 2.3%.

In both Phase 2 clinical trials, CaPre significantly lowered TGs in patients with mild to severe HTG. Importantly, in these studies, CaPre also demonstrated no deleterious effect on LDL-C (unlike LOVAZA and EPANOVA, which have been shown to significantly increase LDL-C in patients with severe HTG). Further, our Phase 2 data indicated that CaPre may actually reduce LDL-C. LDL-C is undesirable because it accumulates in the walls of blood vessels, where it can cause blockages (atherosclerosis). In the Phase 2 trials, CaPre also reduced non-HDL-C (all cholesterol contained in the bloodstream except HDL-C), which is also considered to be a marker of cardiovascular disease. The COLT trial data showed a mean increase of 7.7% in HDL-C with CaPre at 4 grams per day (p=0.07). Further studies in our Phase 3 program are required to demonstrate CaPre’s statistical significance with HDL-C.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Pharmacokinetics (PK) Trial

Our CAP13-101 study was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. 42 subjects were enrolled into 3 groups of 14 subjects who took 1 gram, 2 grams or 4 grams of CaPre, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic(“PK”) profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre in individuals pursuing a low-fat diet (therapeutic lifestyle changes diet). The effect of a high-fat meal on the bioavailability of CaPre was also evaluated at Day 15. Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the PK parameters.

The PK profile of CaPre following multiple 4 gram doses obtained in the CAP13-101 study at Day 14 was compared to the results obtained in a similar PK study (Offman 2013 - ECLIPSE 2) where LOVAZA was also administered at 4 grams a day for 14 days with a low-fat diet. Although CaPre contains approximately 2.5 times less EPA and DHA compared to LOVAZA (approximately 310 mg/1g capsule for CaPre versus 770 mg/1g capsule for LOVAZA), when administered with a low-fat meal, CaPre plasma levels of EPA and DHA are very similar to those of LOVAZA. This study provided us with the basis for the dosing and design of our Phase 3 program.

PK Bridging Study

On September 14, 2016, we announced positive data from our completed comparative bioavailability study, or the Bridging Study10. The Bridging Study was an open-label, randomized, four-way, cross-over, bioavailability study comparing CaPre, given as a single dose of 4 grams in fasting and fed (high-fat) states, as compared to the FDA-approved HTG drug LOVAZA (OM3-acid ethyl esters) in 56 healthy volunteers. The protocol was reviewed and approved by the FDA. The primary objective of the Bridging Study was to compare the bioavailability of CaPre to LOVAZA, each administered as a single 4-gram dose with a high-fat meal, which is the condition under which administration of OM3 drugs will yield the highest levels of EPA and DHA in the blood, and therefore has the highest potential for toxicity. To allow us to rely on the long-term safety data of LOVAZA to support a 505(b)(2) NDA for CaPre, our results had to show that the blood levels of EPA and DHA resulting from a single 4- gram dose of CaPre are not significantly higher than from a single 4-gram dose of LOVAZA under fed (high-fat meal) conditions. The Bridging Study met all of its objectives and demonstrated that the levels of EPA and DHA following administration of CaPre did not exceed corresponding levels following administration of LOVAZA in subjects who were fed a high-fat meal. We expect that these results will support a claim by us that CaPre and LOVAZA have a comparable safety profile. Also, among subjects in a fasting state, CaPre demonstrated better bioavailability than LOVAZA, as measured by significantly higher blood levels of EPA and DHA. Since most HTG patients must follow a restricted low-fat diet, we believe that CaPre’s strong bioavailability profile compared to OM3 ethyl ester drugs such as LOVAZA and VASCEPA could provide a more effective clinical solution for these patients.

We summarized and submitted data from our Bridging Study to the FDA for review and discussed it with the FDA at an End-of-Phase 2 meeting during the first quarter of 2017. We also presented our Bridging Study data at the National Lipid Association Conference in May 2017 and we plan to submit the data from our Bridging Study for peer review and publication.

Business and Commercialization Strategy

Key elements of our business and commercialization strategy include initially obtaining regulatory approval for CaPre in the United States for severe HTG. We do not currently have dedicated in-house sales and marketing personnel, and are evaluating several alternative go-to-market strategies for commercializing CaPre in the United States. Our preferred strategy outside the United States is to commercialize CaPre through regional or country-specific strategic partnerships, and to potentially seek support and funding from each partner for clinical development, registration and commercialization activities. We believe that a late development-stage and differentiated drug candidate like CaPre could be attractive to various global, regional or specialty pharmaceutical companies, and we are taking a targeted approach to partnering and licensing in various geographies.

____________________

10 PK Bridging Study Protocol: 2016-4010: A Single-Dose, Comparative Bioavailability Study of CaPre 1 gram Capsules Compared to LOVAZA 1 g Capsules Under Fasting and Fed Conditions

10

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

If we reach commercialization of CaPre, as part of our sales and marketing strategy, we expect to focus our U.S. launch and commercialization activities, either directly or through a strategic partner, on lipid specialists, cardiologists and primary care physicians who comprise the top prescribers of lipid-regulating therapies for patients with severe HTG.

Our key commercialization goals continue to be:

•	completion of our Phase 3 program and, assuming the results are positive, the filing of an NDA to obtain regulatory approval for CaPre in the United States, initially for the treatment of severe HTG, with the potential to afterwards expand CaPre’s indication to the treatment of high TGs;

•	continued strengthening of our patent portfolio and other intellectual property rights;

•	continued evaluation and determination of the optimal strategic approach for commercializing CaPre in the United States; and

•	continued pursuit of strategic opportunities outside of the United States, such as licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions, to provide development capital, market access and other strategic sources of capital for us.

In addition to completing our Phase 3 program, we expect that additional time and capital will be required to complete the filing of an NDA to obtain FDA pre-market approval for CaPre in the United States, and to complete business development collaborations, marketing and other pre-commercialization activities before reaching the commercial launch of CaPre.

Additional Developments and Next Steps

Operations - The Corporation made significant progress in the three-month period ended September 30, 2017 towards achievement of its stated goals and milestones for 2017. During this quarter, Acasti further advanced its clinical development of CaPre. Acasti obtained confirmation from the FDA of its Chemistry, Manufacturing, and Controls plans and the clinical trial design supporting its Phase 3 program. In parallel with the Phase 3 clinical trial planning, additional cGMP production lots of API (known as NKPL66) and CaPre were manufactured during the second quarter, enabling Acasti to continue to accumulate the CaPre and placebo inventory required to support the activation of clinical trial sites by the end of 2017.

Phase 3 Program Plan - In March 2017, we announced our plans to proceed with our Phase 3 program following our End-of- Phase 2 meeting with the FDA in February 2017. Based on the guidance we received from the FDA, we plan to conduct two pivotal, randomized, placebo-controlled, double blinded Phase 3 studies to evaluate the safety and efficacy of CaPre in patients with severe HTG. These studies of 26 weeks duration will evaluate CaPre’s ability to lower TGs from baseline in approximately 500 patients randomized to either 4 grams daily or placebo. The FDA’s feedback supported our plan to conduct two studies in parallel, potentially shortening the time to an NDA submission. These studies will be conducted in multiple centers across North America. The primary endpoint of these studies is to determine the efficacy of CaPre at 4 grams/day compared to placebo in lowering TGs in severe HTG patients, and to confirm safety. In addition, the Phase 3 studies will include numerous secondary and exploratory endpoints, which are designed to assess the effect of CaPre on the broader lipid profile and certain metabolic, inflammatory and cardiovascular risk markers. If any of these secondary or exploratory endpoints show statistical significance, they could become the basis for possible expanded claims and/or future indications.

We initiated our Phase 3 program this quarter and expect to begin site activation as planned before calendar year-end, subject to obtaining the required financing. We are working with a major clinical research organization to prepare for this site activation and to manage the Phase 3 program, and we recently announced that Dariush Mozaffarian, M.D., Ph.D., has agreed to serve as our principal investigator. Dr. Mozaffarian is a cardiologist and epidemiologist serving as the Jean Mayer Professor of Nutrition & Medicine, and the Dean of the Friedman School of Nutrition Science & Policy at Tufts University. His widely published research focuses on how diets, such as those rich in omega-3s and lifestyle, influence cardiometabolic health, and how effective policies can improve health and wellness.

11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Acasti Presentations at International Industry Conferences - Acasti scientists presented Phase 1 and Phase 2 data for CaPre at the International Academy of Cardiology Annual Scientific Sessions 22nd World Congress on Heart Disease in Vancouver in July 2017. These presentations can be found on the Corporation’s website, and the data is also being prepared for submission for publication in a peer-reviewed journal.

Neptune Sale of Krill Oil Inventory and Intellectual Property to Aker - On August 8, 2017, Neptune announced its near-term plan to discontinue krill oil production, and that it had sold its krill oil inventory and krill oil related intellectual property to Aker. Aker then licensed the intellectual property back to Neptune, leaving the License Agreement between Acasti and Neptune in place and unchanged. We are currently evaluating alternative krill oil sources. We have sufficient raw krill oil inventories that we anticipate will be required to complete our Phase 3 program, and we believe that alternative supplies of krill oil that can meet our specifications will be readily available as needed in the future.

New directors elected: At Acasti’s annual and special meeting of shareholders in August 2017, Richard P. Schottenfeld and Katherine Crewe were elected as new directors. Mr. Schottenfeld and Ms. Crewe have extensive investment and life science manufacturing expertise, respectively, complementing the existing members of the Acasti board.

Mr. Schottenfeld is the founder and Chairman of Schottenfeld Group Holding, the parent company of Koyote Capital, which is a proprietary trading firm in New York City, U.S.A. He has also served as the general partner of Schottenfeld Associates and the Schottenfeld Opportunity Fund. Mr. Schottenfeld is a graduate of Franklin & Marshall College with degrees in both Economics and Government.

Ms. Crewe has spent 30 years in the medical device and pharmaceutical manufacturing space for companies with sales and distribution networks spanning the globe. During her career, she held several executive positions in various operations and quality management positions, most recently as Managing Director, Canadian operations, at Mallinckrodt Pharmaceuticals. Ms. Crewe is currently Chair of TEC Canada. Ms. Crewe holds a Master of Engineering (Biomedical) from McMaster University and a Bachelor of Science (Chemical Engineering) from Queen’s University.

Option Plan and Grants - At our last annual and special meeting of shareholders meeting held in August, 2017, disinterested shareholders approved a resolution to approve, ratify and confirm the Corporation’s Stock Option Plan amendment to increase the limit of shares reserved for issuance under the plan by 798,104 common shares to 2,940,511 common shares and the previous grant of a total of 373,600 options to purchase our Common Shares at an exercise price of $1.77 per share to certain of our directors and officers as previously approved by the Board of Directors. Additionally, upon the election of the two new directors discussed above, 100,000 options were granted to them at an exercise price of $1.60 per share on August 31, 2017.

Issuance of Common Shares – On February 21, 2017, the Company issued $2,000 aggregate principal amount of 8% unsecured convertible debentures, payable on a quarterly basis in cash or Common Shares or a combination thereof, at the discretion of the Corporation. On April 7, 2017 the Corporation issued 9,496 Common Shares in payment of accrued interest of $17 as at March 31, 2017 and on August 15, 2017, issued 23,883 Common Shares in payment of accrued interest of $40 as at June 30, 2017.

12

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Basis of presentation of the financial statements

Beginning in fiscal 2017, the Corporation’s fiscal year end is on March 31. Previously, the Corporation’s fiscal year end was February 28. As a result, the Corporation’s financial statements and corresponding notes to the financial statements relating to this MD&A include two different three and six-month periods: the three and six-month period ended September 30, 2017 and the three and six-month period ended August 31, 2016. Financial information for the three and six-month period ended September 30, 2016 has not been included in these financial statements for the following reasons: (i) the three and six-month period ended August 31, 2016 provides a meaningful comparison to the three and six-month period ended September 30, 2017; (ii) there are no significant factors, seasonal or otherwise, that would impact the comparability of information if the results for the three and six-month period ended September 30, 2016 were presented in lieu of results for the three and six-month period August 31, 2016; and (iii) it was not practicable or cost justified to prepare the additional information that would be required for a comparison of the three and six-month period ended September 30, 2016 to the three and six-month period ended September 30, 2017.

The Corporation is subject to a number of risks associated with the conduct of its Phase 3 clinical program and its results, the establishment of strategic partnerships and the successful development of CaPre and other new products and their commercialization. The Corporation is currently not generating any revenues and has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares and convertible debt, proceeds from research grants and research tax credits, and exercises of warrants, rights, and options. To achieve the objectives of its business plan, the Corporation plans to raise the necessary funds through additional securities offerings and the establishment of strategic partnerships as well as additional research grants and research tax credits. CaPre and other drug product candidates developed by us will require approval from the FDA and equivalent regulatory organizations in other countries before it can be commercialized. The ability of the Corporation to achieve profitable operations is dependent on a number of factors outside of the Corporation’s control. See “Risk Factors” in this MD&A and in Acasti’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017.

The Corporation’s current assets of $5,852 as at September 30, 2017 include cash and cash equivalents totaling $5,329. The Corporation’s liabilities total $4,951 at September 30, 2017 and are comprised primarily of $3,391 in amounts due to or accrued for creditors, $1,509 of outstanding unsecured convertible debentures and $51 for derivative warrant liabilities. The Corporation’s positive working capital balance has declined during the current fiscal year and is expected to continue to decline until the Corporation raises additional funds and/or finds a strategic partner. The Corporation’s current assets as at September 30, 2017 are projected to be significantly less than needed to support its current liabilities when combined with the projected level of expenses for the next twelve months, including the full initiation of, ongoing enrollment of patients in, and the manufacturing of materials for, the Phase 3 program for CaPre, and other needed operations beyond the next twelve months. The Corporation also expects to incur increased general and administrative (“G&A”) expenses as a result of a planned increase in business development and marketing expenses, and a reduction of its shared services agreement with Neptune, with those added expenses having begun during the three months ended September 30, 2017. The Corporation is working towards development of strategic partner relationships and plans to raise additional funds in the near future, but there can be no assurance as to when or whether the Corporation will complete any financing or strategic collaborations. If the Corporation does not raise additional funds, or find one or more strategic partners, it may not be able to realize its assets and discharge its liabilities in the normal course of its business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. The Corporation currently has no other arranged sources of financing.

The Corporation’s financial statements for the three and six-month period ended September 30, 2017 have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that may be necessary if the going concern basis was not appropriate for these financial statements. If the Corporation was unable to continue as a going concern, material write-downs to the carrying values of the Corporation’s assets, including the intangible asset, could be required.

13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED FINANCIAL INFORMATION

	Three-month periods ended		Six-month periods ended
	September 30, 2017	August 31, 2016	September 30, 2017	August 31, 2016
	$	$	$	$
Net loss	(4,507)	(2,329)	(7,285)	(5,484)
Basic and diluted loss per share	(0.31)	(0.22)	(0.49)	(0.51)
Non-IFRS operating loss[11]	(3,423)	(1,625)	(5,519)	(3,911)
Total assets	19,757	23,552	19,757	23,552
Working capital[12]	2,461	7,047	2,461	7,047
Total non-current financial liabilities	1,560	58	1,560	58
Total equity	14,806	22,011	14,806	22,011

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE AND SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND AUGUST 31, 2016

The net loss totaling $4,507 or ($0.31) per share for the three-month period ended September 30, 2017 increased by $2,178 or ($0.09) per share from the net loss totaling $2,329 or ($0.22) per share for the three-month period ended August 31, 2016. This resulted primarily from the $1,798 increased Non-IFRS operating loss and a $201 increase in financial expense (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), $42 from a decreased gain due to the change in value of the warrant derivative liability, a $85 increase in stock-based compensation and a $52 increase in depreciation and amortization.

The net loss totaling $7,285 or ($0.49) per share for the six-month period ended September 30, 2017 increased by $1,801 or ($0.02) per share from the net loss totaling $5,484 or ($0.51) per share for the six-month period ended August 31, 2016. This resulted primarily from the $1,608 increased Non-IFRS operating loss and an $86 increase in financial expense (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), combined with $60 from an increased gain due to the change in value of the warrant derivative liability, a $56 increase in stock-based compensation and a $111 increase in depreciation and amortization.

____________________

11 The Non-IFRS operating loss (adding to net loss financial expenses (income), depreciation and amortization, change in fair value of derivative warrant liabilities and stock-based compensation) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

12 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

14

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

RECONCILIATION OF NET LOSS TO NON-IFRS OPERATING LOSS

	Three-month periods ended		Six-month periods ended
	September 30, 2017	August 31, 2016	September 30, 2017	August 31, 2016
	$	$	$	$

Net loss	(4,507)	(2,329)	(7,285)	(5,484)
Add (deduct):
Stock-based compensation	295	210	331	275
Depreciation and amortization	667	615	1,334	1,223
Financial expenses (income)	146	(55)	259	173
Change in fair value of derivative warrant liabilities	(24)	(66)	(158)	(98)
Non-IFRS operating loss	(3,423)	(1,625)	(5,519)	(3,911)

Stock-based compensation expense increased by $85 to $295 for the three-month period ended September 30, 2017 from $210 for the three-month period ended August 31, 2016. 100,000 options were granted in the three-month period ending September 30, 2017 compared to nil in the three-month period ending August 31, 2016. Stock-based compensation expense increased by $56 to $331 for the six-month period ended September 30, 2017 from $275 for the six-month period ended August 31, 2016. There was an increase of 286,100 options granted in the six-month period ended September 30, 2017 compared to the six-month period ended August 31, 2016. The increase in stock based compensation resulted primarily from the number of options vesting in the comparable periods. At September 30, 2017, 394,346 options were exercisable compared to 197,845 at August 31, 2016.

The depreciation and amortization expense increased by $52 to $667 for the three-month period ended September 30, 2017 from $615 for the three-month period ended August 31, 2016, due to the increased operational production equipment. The depreciation and amortization expense increased by $111 to $1,334 for the six-month period ended September 30, 2017 from $1,223 for the six-month period ended August 31, 2016, also due to the increased operational production equipment.

Financial expenses increased by $201 to $146 for the three-month period ended September 30, 2017 from income of $55 for the three-month period ended August 31, 2016. This resulted primarily from a $78 change from a foreign exchange gain of $10 for the three-month period ended August 31, 2016 to a foreign exchange loss of $68 for the three-month period ended September 30, 2017. This change also resulted from an increase in interest on convertible debentures of $92 for the three-month period ended September 30, 2017 compared to nil for the three-month period ended August 31, 2016, and a decrease of $33 in interest income and other charges for the three-month period eneded September 30, 2017 compared to the three-month period ended August 31, 2016 mainly related to the pledge amount earning interest at 9% that was released by Neptune on September 20, 2016.

Financial expenses increased by $86 to $259 for the six-month period ended September 30, 2017 from $173 for the six-month period ended August 31, 2016. This resulted primarily from a $160 reduced foreign exchange loss from a loss of $264 for the six-month period ended August 31, 2016 to a loss of $104 for the six-month period ended September 30, 2017. This was offset by an increase in interest on convertible debentures of $183 for the six-month period ended September 30, 2017 compared to nil for the six-month period ended August 31, 2016, and a decrease of $76 in interest income and other charges compared to the quarter ended August 31, 2016 mainly related to the pledge amount earning interest at 9% that was released by Neptune on September 20, 2016.

The fair value of the derivative warrant liabilities totaled $51 at September 30, 2017 or $24 less than the $75 fair value at June 30, 2017 and $158 less than the $209 fair value at March 31, 2017. The fair value of the warrants is estimated at each reporting date using the Black-Scholes option pricing model. The fair value of the warrants issued in connection with Acasti’s previous securities offerings was determined to be $0.58 per warrant upon issuance, $0.03 per warrant at September 30, 2017, $0.04 per warrant at June 30, 2017 and $0.11 per warrant as of March 31, 2017. During the three and six-month periods ended September 30, 2017, the fluctuation in the Corporation’s stock price and the volatility decline resulted in a gain based on the change in fair value of the warrant liabilities reducing the corresponding liability in the statement of financial position. The fair value of the derivative warrant liabilities totaled $58 at August 31, 2016 or $66 less than the $124 value at May 31, 2016 and $98 less than the $156 fair value at February 29, 2016. In the three and six-month periods ended August 31, 2016, the decline in the Corporation’s stock price and volatility resulted in a gain based on the change in fair value of the warrant liabilities reducing the corresponding liability in the statement of financial position.

15

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Non-IFRS operating loss increased by $1,798 for the three-month period ended September 30, 2017 to $3,423 compared to $1,625 for the three-month period ended August 31, 2016. This was primarily due to an increase in research and development (“R&D”) expenses of $1,642 and an increase in G&A expenses of $156, before consideration of stock-based compensation, amortization and depreciation. Non-IFRS operating loss increased by $1,608 for the six-month period ended September 30, 2017 to $5,519 compared to $3,911 for the six-month period ended August 31, 2016. This primarily resulted due to an increase in R&D expenses of $1,152 and an increase in G&A expenses of $456, before consideration of stock-based compensation, amortization and depreciation.

Details of the variations in R&D and G&A expenses are explained as follow.

Breakdown of major components of the statement of earnings and comprehensive loss for the three and six-month periods ended September 30, 2017 and August 31, 2016

Research and development expenses	Three-month periods ended		Six-month periods ended
	September 30, 2017	August 31, 2016	September 30, 2017	August 31, 2016
	$	$	$	$

Salaries and benefits	342	248	701	543
Stock-based compensation	90	30	123	42
Research contracts	1,553	658	2,071	2,059
Professional fees	672	63	1,042	149
Depreciation and amortization	667	614	1,334	1,223
Other	64	4	120	17
Government grants and tax Credits	(39)	(23)	(60)	(46)
Total	3,349	1,594	5,331	3,987

General and administrative expenses	Three-month periods ended		Six-month periods ended
	September 30, 2017	August 31, 2016	September 30, 2017	August 31, 2016
	$	$	$	$
Salaries and benefits	301	229	662	424
Administrative fees	37	75	88	150
Stock-based compensation	205	181	208	233
Professional fees	405	306	726	478
Other	88	65	169	137
Total	1,036	856	1,853	1,422

16

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Three-month period ended September 30, 2017 compared to three-month period ended August 31, 2016:

During the three-month period ended September 30, 2017, Acasti continued to move its R&D program forward as planned on its previously announced timeline for the conduct of its Phase 3 clinical program and production scale-up. The $3,349 in total R&D expenses for the three-month period ended September 30, 2017 totaled $2,592 before depreciation, amortization and stock-based compensation expense, compared to $1,594 in total R&D expenses for the three-month period ended August 31, 2016 or $950 before depreciation, amortization and stock-based compensation expense. This $1,642 increase in R&D expenses before depreciation, amortization and stock-based compensation was mainly attributable to the $895 increase in research contracts as well as an increase of $609 in professional fees. The increased research contract expense resulted primarily from a $693 increase in contracts associated with its clinical trial program as $956 was incurred primarily with Acasti’s clinical research organization (“CRO”) during the three-month period ended September 30, 2017 in preparation for ’Acasti's Phase 3 clinical study program site activation initiation by the end of 2017. This compares to $263 incurred during the prior comparative period in connection with the completion of contracts under the Corporation’s successful Phase 1 bioavailability bridging clinical study. The remaining $202 in increased research contracts resulted from expanded scale-up production activities relating to CaPre during the three-month period ended September 30, 2017. The increased professional fees resulted primarily from completing due diligence and preliminary discussions for strategic research and development partnership and licensing arrangements. An increase of $94 in incremental salaries and benefits primarily related to full-time compared to half-time direct leadership and management of R&D combined with the addition of several technicians to production and quality control during the three-month period ended September 30, 2017 compared to the three-month period ended August 31, 2016.

G&A expenses totaling $831 before stock-based compensation expense for the three-month period ending September 30, 2017 increased by $156 from $675 for the three-month period ended August 31, 2016. This $156 increase was mainly attributable to a $72 increase in salaries and benefits associated with adding full-time executive and managerial headcount to support the Corporation’s strategy and financing while becoming more independent from Neptune, partially offset by a $38 reduction in administrative fees. This increase also resulted from net increased professional fees of $99 due primarily to expenses for legal fees relating to the conduct of Acasti’s annual and special meeting of shareholders, the completion of the Corporation’s periodic filings and other corporate matters, and the reactivation of the Corporation’s public and investor relations programs. The increased legal fees partially resulted from Acasti becoming more independent from Neptune and resulting increased reliance on external legal counsel. These increases were partially offset by reduced marketing research expenses during the three-month period ended September 30, 2017.

Six-month period ended September 30, 2017 compared to Six-month period ended August 31, 2016:

As Acasti continued its planned Phase 3 clinical program progress and production scale-up of CaPre within its R&D program, $5,331 was incurred in total R&D expenses for the six-month period ended September 30, 2017 and $3,874 was incurred before depreciation, amortization and stock-based compensation expense. This compares to $3,987 in total R&D expenses for the six-month period ended August 31, 2016 or $2,722 before depreciation, amortization and stock-based compensation expense. This $1,152 increase in R&D expenses before depreciation, amortization and stock-based compensation was mainly attributable to the $893 increase in professional fees incurred in completing due diligence and preliminary discussions for strategic R&D partnership and licensing arrangements. Research contract expense remained approximately $2,000, but the nature of the expenses changed. Of the $2,000 expenses, $1,059 related to the Phase 3 and other clinical study programs, and $1,011 of contract manufacturing (“CMO”) production expenses for the six-month period ended September 30, 2017. This is compared to $1,534 of expenses for PK Bridging and other clinical study programs and $525 in CMO production expenses for the six-month period ended August 31, 2016. Salary and benefits also contributed to the overall increase by $158 related to R&D management combined with additional headcount for production and quality control in August 2017, as the Company is advancing its Phase 3 clinical study program. Of the increase of $103 in other expenses, $46 related to increased travel expenses for the strategic development due diligence activities.

G&A expenses totaling $1,645 before stock-based compensation expense for the six-month period ending September 30, 2017 increased by $456 from $1,189 for the six-month period ended August 31, 2016. This $456 increase was mainly attributable to a $238 increase in salaries and benefits associated with adding full-time executive and managerial headcount to support the Corporation’s strategy and financing while becoming more independent from Neptune, offset by a $62 reduction in administrative fees. This increase also resulted from increased professional fees of $248 due primarily to expenses relating to reactivating the Corporation’s public and investor relations programs and additional legal fees due to increased independence from Neptune, as well as an increase of $32 in other expenses.

17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED QUARTERLY FINANCIAL DATA

	September 30,	June 30,	March 31,	November 30,
	2017	2017	2017[13]	2016
	$	$	$	$

Net loss	(4,507)	(2,778)	(3,367)	(2,397)
Add (deduct):
Depreciation and amortization	667	667	895	621
Stock based compensation	295	36	244	155
Financial expenses (income)	146	113	57	(118)
Change in fair value of derivative warrant liabilities	(24)	(134)	149	2
Deferred income tax recovery	-	-	(129)	-
Non-IFRS operating loss	(3,423)	(2,096)	(2,151)	(1,737)

Basic and diluted net loss per share	(0.31)	(0.19)	(0.28)	(0.22)

	August 31,	May 31,	February 29,	November 30,
	2016	2016	2016	2015
	$	$	$	$

Net loss	(2,329)	(3,154)	(1,919)	(2,191)
Add (deduct):
Depreciation and amortization	615	609	611	601
Impairment of intangible assets	-	-	339	-
Stock based compensation	210	64	108	44
Financial expenses (income)	(55)	228	(176)	(87)
Change in fair value of derivative warrant liabilities	(66)	(33)	(114)	(355)
Non-IFRS operating loss	(1,625)	(2,286)	(1,151)	(1,988)

Basic and diluted net loss per share	(0.22)	(0.29)	(0.18)	(0.20)

The quarterly year-to-year non-IFRS operating loss variances are mainly attributable to fluctuations in R&D expenses from quarter-to-quarter as well as an increase in G&A expenses over the last four quarters. The increase in net loss, net loss per share and non-IFRS operating loss in the fourth quarter of 2017 can partially be explained by the inclusion of the additional month in comparison to the comparative three-month quarterly financial data. The variances in net loss from quarter to quarter are mainly due to the changes in fair value of the warrant liabilities as well as variations in foreign exchange gains or losses.

____________________

13 This fiscal quarter represents a period of four months ended March 31, 2017.

18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

LIQUIDITY AND CAPITAL RESOURCES

Share Capital Structure

The Corporation’s authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows for the periods ended:

	September 30, 2017	March 31, 2017
	Number outstanding	Number outstanding
Class A shares, voting, participating and without par value	14,735,937	14,702,556
Stock options granted and outstanding	2,402,188	1,424,788
2017 public offering of warrants exercisable at $2.15, until February 21, 2022	1,965,259	1,965,259
Series 2017 BW Broker warrants exercisable at $2.15, until
February 21, 2018	234,992	234,992
Series 2017 unsecured convertible debentures conversion option
contingent warrants exercisable at $1.90, until February 21, 2020[14]	1,052,630	1,052,630
Series 8 warrants exercisable at US$15.00, until December 3, 2018[15]	1,840,000	1,840,000
Series 9 warrants exercisable at $13.30 until December 3, 2018	161,654	161,654
Total fully diluted shares	22,392,660	21,381,879

Comparison of cash flows and financial condition for the three and six-month periods ended September 30, 2017 and August 31, 2016

Summary

As at September 30, 2017, cash and cash equivalents totaled $5,329 with a use of cash totaling $2,238 for the three-month period and a use of cash totaling $4,443 for the six-month period ended September 30, 2017. This compares to $2,893 in total cash and cash equivalents as at August 31, 2016 with a source of cash totaling $1,502 for the three-month period and a use of cash totaling $134 for the six-month period ended August 31, 2016.

Operating activities

During the three-month periods ended September 30, 2017 and August 31, 2016, the Corporation’s operating activities used cash of $2,060 and $912, respectively, and during the six-month periods ended September 30, 2017 and August 31, 2016, the Corporation’s operating activities used cash of $3,706 and $2,983, respectively (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), further modified by changes in working capital, excluding cash. The use of cash flows in operating activities for the three and six-month periods ended September 30, 2017 and August 31, 2016 when compared to the net losses for each period are mainly attributable to the change in non-cash operating items, (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), further modified by changes in working capital, excluding cash.

____________________

14 The debentures are convertible into Common Shares at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures. Should the Corporation pay all or any portion of the convertible debenture before maturity, then warrants become exercisable at $1.90 per Common Share for the equivalent convertible debenture amount prepaid.

15 Total of 18,400,000 warrants. In order to obtain one Common Share, 10 warrants must be exercised for a total amount of US$15.00

19

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Investing activities

During the three-month period ended September 30, 2017, the Corporation’s investing activities used cash of $76 compared to generating cash of $2,400 for the three-month period ended August 31, 2016. Cash used by investing activities during the three-month period ended September 30, 2017 was due to the acquisition of equipment of $90, partially offset by interest received of $14. Cash generated by investing activities for the three-month period ended August 31, 2016 was mainly due to the maturity of short-term investments of $3,834, partially offset by the reinvestment of short-term investments of $903 and the acquisition of equipment totaling $542.

During the six-month period ended September 30, 2017, the Corporation’s investing activities used cash of $157 compared to generating cash of $2,915 for the six-month period ended August 31, 2016. Cash used by investing activities during the six-month period ended September 30, 2017 was due to the acquisition of equipment totaling $187, partially offset by interest received of $30. Cash generated by investing activities for the six-month period ended August 31, 2016 was mainly due to the maturity of short-term investments of $13,212, partially offset by a $9,266 reinvestment in short-term investments and the acquisition of equipment totaling $1,053.

Financing activities

During the three-month periods ended September 30, 2017 and August 31, 2016, the Corporation used nominal cash in financing activities.

During the six-month period ended September 30, 2017, the Corporation’s financing activities used cash of $422 due primarily to the payment of public offering transaction costs of $381 and the payment of private placement transaction costs of $40 related to securities offerings completed in February 2017. During the six-month period ended August 31, 2016, the Corporation’s financing activities used $15 to pay interest.

See basis of presentation for additional discussion of the Corporation’s financial condition, including the need for additional funds and the material uncertainty that casts substantial doubt about our ability to continue as a going concern.

Use of funds

Acasti has used and intends to continue to use the net proceeds from its February 2017 securities offerings to fund its manufacturing scale-up for CaPre and the clinical and regulatory preparations necessary to initiate its Phase 3 clinical program site activation for CaPre by the end of 2017, intellectual property expansion, business development activities, G&A expenses, and working capital. As previously disclosed in the Corporation’s MD&A for the quarter ended June 30, 2017, based on the Corporation’s end of Phase 2 meeting with the FDA which took place after the closing of the Corporation’s securities offerings in February 2017, the Corporation still expects that most of the more than $1 million in incremental net proceeds raised over the minimum offering amount disclosed in the prospectus for the February 2017 public securities offering in Canada will be used for Phase 3 clinical program pre-site activation preparation based on the plan now being better defined after the FDA meeting, including the Corporation’s plan to conduct two Phase 3 studies of the same 26-week duration instead of the one study with a greater number of patients to be treated with CaPre.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Financial Position

The following table details the significant changes to the statements of financial position as at September 30, 2017 compared to its most recent fiscal year end at March 31, 2017:

Accounts	Increase (Decrease)	Comments
Cash and cash equivalents	(4,443)	See cash flow statement
Receivable	(37)	Payments received
Prepaid expenses	23	Completion of research contracts
Equipment	(109)	Acquisition of equipment and amortization
Intangible asset	(1,161)	Amortization
Trade and other payables	1,197	Increased accruals and timing of payments
Payable to parent corporation	56	Timing of payments
Derivative warrant liabilities	(158)	Change in fair value
Unsecured convertible debentures	103	Accretion of interest

See the statement of changes in equity in the Corporation’s financial statements for the six-month period ended September 30, 2017 for details of changes to the equity accounts since March 31, 2017.

Derivative warrant liabilities

As of September 30, 2017, $51 included in liabilities represents the fair value of warrants issued as part of Acasti’s previous securities offerings. The warrants issued in connection with the previous offerings are derivative liabilities (derivative warrant liabilities) for accounting purposes due to the currency of the exercise price (US$) being different from the Corporation’s Canadian dollar functional currency). The warrant liabilities will be settled in Common Shares. The fair value of the warrants issued in connection with the previous offerings was determined to be $0.58 per warrant upon issuance and $0.03 per warrant as of September 30, 2017. The fair value of the warrants is revalued at each reporting date.

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

As at September 30, 2017, the Corporation’s liabilities total $4,951, of which $3,391 is due within twelve months, $51 relates to a derivative warrant liability that will be settled in Common Shares and $1,509 of outstanding unsecured convertible debentures. The principal amount of unsecured convertible debentures may be prepaid, in whole or in part, at any time and from time to time, in cash, at the sole discretion of the Corporation. The debentures are convertible into Common Shares at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures.

A summary of the contractual obligations at September 30, 2017, is as follows:

	Carrying value	Total contractual cash flows	1 year or less	1 to 3 years
	$	$	$	$
Trade, other payables and due to parent corporation	3,391	3,391	3,391	-
Research and development contracts	2,786	2,786	2,786	-
Purchase obligation of equipment	283	283	283	-
General and Administrative contract	21	21	21	-
Unsecured convertible debentures	1,509	2,383	160	2,223
Total	7,990	8,864	6,641	2,223

The Corporation has no off-balance sheet arrangements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Research and development agreements

In the normal course of business, the Corporation has signed agreements with various suppliers for them to execute R&D projects and to produce certain tools and equipment. The Corporation has reserved certain rights relating to these projects.

The Corporation initiated R&D projects that are planned to be conducted over the next 12-month period. As at September 30, 2017, of these R&D agreements, an amount of $1,608 is included in ''Trade and other payables'' and an amount of $2,786 remains a future commitment.

The Corporation has also entered into a contract to purchase production equipment to be used in the manufacturing of the clinical and future commercial supply of CaPre. As at September 30, 2017, of this equipment, an amount of $165 is included in ''Trade and other payables'' and an amount of $283 remains a future commitment.

Contingencies

A former CEO of the Corporation is claiming the payment of approximately $8.5 million and the issuance of equity instruments from the Neptune group (including Acasti). As the Corporation’s management believes that these claims are not valid, no provision has been recognized. The Neptune group (including Acasti) have filed a claim to recover certain amounts from the former CEO. All outstanding share-based payments held by the former CEO were cancelled during the Corporation’s fiscal year ended February 28, 2015.

The Corporation is also involved in other matters arising in the ordinary course of its business. Since management believes these claims are not valid and it presently is not possible to determine the outcome of these matters, no provisions have been made in the financial statements for their ultimate resolution beyond the amounts incurred and recorded for such matters. The resolution of such matters could have an effect on the Corporation’s financial statements in the year that a determination is made. However, in management's opinion, the final resolution of all such matters is not projected to have a material adverse effect on the Corporation’s financial position.

Related Party Transactions

The Corporation intends to continue to rely on the support of Neptune for a portion of its G&A needs; however, the continuance of this support is outside of the Corporation’s control.

The Corporation was charged by Neptune, for the purchase of research supplies and for certain costs incurred by Neptune for the benefit of the Corporation, as follows:

	Three-month periods ended		Six-month periods ended
	September 30, 2017	August 31, 2016	September 30, 2017	August 31, 2016
	$	$	$	$
Research and development expenses
Supplies and incremental costs	-	-	6	-
Shared service agreement	8	9	20	9
	8	9	26	9
General and administrative expenses
Supplies and incremental costs	56	57	109	108
Shared service agreement	37	75	87	150
	93	132	196	258
	101	141	222	267

22

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The Corporation purchased from Neptune R&D supplies of which $25 as at September 30, 2017 is recorded in prepaid expenses and will be expensed as used.

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. During the three and six-month periods ended September 30, 2017, the Corporation recognized an expense of $56 and $109, respectively, in G&A expenses and nil and $6, respectively, in R&D expenses relative to the incremental costs (three and six-month period ended August 31, 2016 - $57 and $108, respectively, in G&A and nil and nil, respectively, in R&D).

In addition, Neptune provides Acasti with the services of personnel for its administrative, legal and laboratory work as part of a shared service agreement. The employees’ salaries and benefits are charged proportionally to the time allocation agreed upon. In the three and six -month periods ended September 30, 2017, the Corporation recognized an expense of $37 and $87, respectively, in G&A expenses and $8 and $20, respectively, in R&D expenses under the shared service agreement (three and six-month period ended August 31, 2016 - $75 and $150, respectively, in G&A expenses, and $9 and $9, respectively, in R&D expenses).

During the three-month period ended September 30, 2017, the laboratory support, the corporate affairs and the public company reporting services previously provided by Neptune as part of the shared service agreement were discontinued. The Corporation is now incurring some incremental costs and expects to do so in the future, for providing these services directly or through qualified third parties, partially offset by reduced shared service fees. The payable to Neptune primarily for G&A shared services has no specified maturity date for payment or reimbursement and does not bear interest.

In the past, Neptune provided the Corporation with the krill oil needed to produce CaPre for Acasti’s clinical programs. In light of Neptune’s recent announcement of its plan to discontinue krill oil production and the sale of its krill oil inventory to Aker, the Corporation is evaluating alternative suppliers of krill oil. The Corporation believes that alternative supplies of krill oil that can meet the Corporation’s specifications will be readily available.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation pledged $2 million of committed funds to partly guarantee the financing for the transaction. Neptune had agreed to pay Acasti an annual fee on the committed funds outstanding at an annual rate of 9% during the first six months and 11% for the remaining term of the pledge agreement. On September 20, 2016, Neptune fully released the pledged amount. The Corporation recognized interest revenue in the amount of nil for the three and six-month period ended September 30, 2017 and $38 and $83, respectively for the three and six- month period ended August 31, 2016.

The key management personnel are the officers of the Corporation and the members of the Board of Directors of the Corporation (two of which are also members of the Board of Directors of Neptune). They control in aggregate, less than 2% of the voting shares of the Corporation. See note 4 to the financial statements for disclosures of key management personnel compensation.

Future Accounting changes

The accounting policies and basis of measurement applied in the interim financial statements are the same as those applied by the Corporation in its financial statements for the fiscal year ended March 31, 2017.

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (“IASB”) or the IFRS Interpretations Committee (IFRIC) that are mandatory but not yet effective for the three-month period ended September 30, 2017 and have not been applied in preparing the interim financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the financial statements:

23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

IFRS 9 – Financial Instruments

Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions

Further information on these modifications can be found in Note 3 of the Corporation’s financial statements for the three-month period ended September 30, 2017.

Controls and procedures

In accordance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by the Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

Changes in internal control over financial reporting (“ICFR”)

There have been no changes in the Corporation’s ICFR during the three-month period ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect its ICFR.

Risk Factors

Investing in Acasti’s securities involves a high degree of risk due to, among other things, the nature of our business and the present stage of our development. Prospective and current investors should carefully consider the following risks and uncertainties, together with all other information in this MD&A, as well as our financial statements as at and for the three and six- month periods ended September 30, 2017 and the risks described in more detail in Item 3. “Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in Acasti’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017 and the Corporation’s other public filings. If any of these risks actually occur, Acasti’s business, financial condition, prospects, results of operations or cash flow could be materially and adversely affected and you could lose all or a part of the value of your investment. Additional risks or uncertainties not currently known to Acasti, or that we currently deem immaterial, may also negatively affect our business operations.

The following are primary risks associated with the business of Acasti, and could directly affect the Corporation’s business, prospects, financial position and results of operations:

•	Acasti may not be able to maintain its operations and advance its research and development of CaPre without additional funding.

•	If Acasti encounters difficulties enrolling patients in its Phase 3 program, its development activities for CaPre could be delayed or otherwise adversely affected.

•	Acasti’s prospects currently depend entirely on the success of CaPre, which is still in clinical development, and Acasti may not be able to generate revenues from CaPre.

•	Acasti may not be able to obtain required regulatory approvals for CaPre.

•	Acasti may not achieve its publicly announced milestones on time, or at all.

•	If outcome studies being conducted by two of Acasti’s competitors testing the impact of OM3 on treating patients with high TGs are negative, there could also be an adverse impact for CaPre.

•	Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for CaPre, it is less likely that it will be widely used.

•	Recent and future legal developments could make it more difficult and costly for Acasti to obtain regulatory approvals for CaPre and negatively affect the prices we may charge.

•	Acasti may not be able to compete effectively against its competitors’ pharmaceutical products.

24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	Acasti may never become profitable or be able to sustain profitability.

•	Acasti has no marketing and sales organization and, as a company, no experience in marketing products. If Acasti is unable to establish marketing and sales capabilities or enter into agreements with a strategic partner to market and sell CaPre, Acasti may not be able to generate revenue.

•	Even if Acasti receives regulatory approval for CaPre, it may just be for a limited indication;

•	Acasti will rely on third parties to conduct our Phase 3 program for CaPre.

•	Acasti relies on third parties to manufacture, produce and supply CaPre and it may be adversely affected if those third parties are unable or unwilling to fulfill their obligations, including complying with FDA requirements.

•	Acasti’s targeted COGs and levels of insurance reimbursement for CaPre may not be commercially viable in all global markets.

•	In the past, Neptune supplied Acasti with the krill oil needed to produce CaPre for its clinical programs, including the krill oil projected to be needed for its Phase 3 program, and Acasti will need to source alternative supplies of krill oil for future commercial supplies in light of Neptune’s recent announcement to discontinue krill oil production.

•	It is difficult and costly to protect Acasti’s intellectual property rights.

•	Acasti relies on a sublicense granted to it by Neptune through its license with Aker in order for Acasti to have “freedom-to operate” for CaPre and Acasti may not be able to manufacture and market CaPre if its sublicense is terminated.

•	CaPre may infringe the intellectual property rights of others, which could increase Acasti’s costs and delay or prevent its development and commercialization efforts.

Additional Information

Updated and additional information about the Corporation is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at November 13, 2017, the total number of Common Shares issued and outstanding was 14,735,937. The Corporation also has 2,401,188 stock options, 18,561,654 Series 8 & 9 warrants, 1,965,259 Public Offering warrants, 234,992 Series 2017 BW broker warrants and 1,052,630 Series 2017 contingent warrants for the unsecured convertible debentures outstanding.

25